Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES 2005 YEAR END RESERVES

Calgary, February 27, 2006 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces a summary of its 2005 year end reserves information, including a summary of proforma reserves information combining Viking Energy Royalty Trust ("Viking") and Harvest reserves as at December 31, 2005, to reflect the merger of these two trusts on February 3, 2006. All reserves stated herein are based on forecast prices and costs and are gross reserves except where indicated.

Highlights of Harvest's Reserves:

  A 17% increase in each of Total Proved reserves and Proved plus Probable ("P+P") reserves to 87.7 million barrels of oil equivalent ("BOE") (2004 - 75.0 million BOE) and 119.7 million BOE (2004 - 102.5 million BOE), respectively;

  Harvest's P+P reserve replacement was approximately 128% of 2005 production and Total Proved reserve replacement was approximately 95%;

  Harvest's debt adjusted reserves per unit increased 11% over 2004 to 1.82 BOE per trust unit;

  Based on development capital spending of $120.5 million in 2005, Finding & Development (F&D) costs, before changes in future development capital ("FDC"), are $10.73 per BOE on a P+P reserve basis, and $11.80 per BOE on a Total Proved basis. Including FDC, the P+P and Total Proved reserves F&D costs are $13.10 per BOE and $15.17 per BOE, respectively1;

  Based on total capital spending of $360.2 million including net acquisition costs of $239.7 million, Finding, Development and Acquisition (FD&A) costs, before changes in FDC, are $11.78 per BOE on a P+P reserve basis, and $13.79 per BOE on a Total Proved basis. Including FDC, the FD&A costs are $15.56 per BOE and $17.62 per BOE on P+P and Total Proved reserves, respectively; and

  The net present value (NPV) (before taxes, discounted at 10%) of Harvest's P+P reserves increased 55% to $1,759.3 million (2004 - $1,132.5 million), while the NPV of Total Proved reserves increased 52% to $1,370.3 million (2004 - $900.1 million).

Highlights of the Proforma Reserves:

  On a proforma basis combining the December 31, 2005 reserves of Harvest and Viking, Harvest's P+P gross reserves total 206.3 million BOE, with NPV of $3,072.5 million (before taxes, discounted at 10%), and Total Proved reserves are 151.6 million BOE with NPV of $2,423.7 million (before taxes, discounted at 10%);

  Based on Harvest's anticipated 2006 production2, the proforma reserve life index is 9.4 on a P+P basis, 6.9 on a Total Proved basis, and 6.0 on a Proved Developed Producing (PDP) basis;

  Crude oil and natural gas liquids reserves represent approximately 76% of the total P+P reserves, while natural gas reserves represent approximately 24% of P+P reserves; and

  PDP reserves represent 87% of Total Proved reserves, while Total Proved reserves represent 73% of the P+P reserves.

_____________________________
1 Harvest's F&D and FD&A costs were calculated as prescribed by NI 51-101. For continuity, Harvest has presented herein F&D and FD&A costs calculated both excluding and including FDC.
2 Assumes 2006 production averages approximately 60,000 BOE/d, with an estimated $250 million capital program in 2006.

HARVEST ENERGY TRUST
PRESS RELEASE	Page 2 of 6	Feb 27, 2006

HARVEST RESERVES INFORMATION

The Harvest reserves were evaluated by the independent reserve evaluators McDaniel & Associates Consultants Ltd., GLJ Petroleum Consultants Ltd., and Sproule Associates Limited in accordance with National Instrument ("NI") 51-101 for the year ended December 31, 2005. The full reserve disclosure tables, as required under NI 51-101, will be contained in Harvest's 2005 Renewal Annual Information Form, to be filed on SEDAR on or before March 31, 2006.

The following tables summarize certain information contained in Harvest's reserves report, excluding Viking's reserves.

Harvest Reserves Summary as at December 31, 2005

Gross(1)
	Light &			Associated	Total Oil	Total Oil
	Medium	Heavy	Natural Gas	& Non-	Equivalent(3)	Equivalent(3)
	Crude Oil	Crude Oil	Liquids	Associated	2005	2004
Reserves Category	(MMbbl)	(MMbbl)	(MMbbl)	Gas (Bcf)	(MMboe)	(MMboe)
Proved
Developed Producing	38.7	28.4	1.8	49.1	77.0	67.2
Developed Non-Producing	0.3	-	0.1	10.8	2.2	1.4
Undeveloped	4.9	3.3	0.0	1.8	8.5	6.5
Total Proved	43.8	31.7	1.9	61.7	87.7	75.0
Probable	14.7	13.9	0.5	17.5	31.9	27.5
Total Proved Plus Probable	58.5	45.6	2.3	79.2	119.7	102.5

Net(2)
	Light &			Associated	Total Oil	Total Oil
	Medium	Heavy	Natural Gas	& Non-	Equivalent(3)	Equivalent(3)
	Crude Oil	Crude Oil	Liquids	Associated	2005	2004
Reserves Category	(MMbbl)	(MMbbl)	(MMbbl)	Gas (Bcf)	(MMboe)	(MMboe)
Proved
Developed Producing	34.2	25.8	1.5	42.4	68.6	60.5
Developed Non-Producing	0.3	-	0.0	9.0	1.8	1.3
Undeveloped	4.0	2.8	0.0	1.4	7.1	5.6
Total Proved	38.6	28.6	1.6	52.8	77.6	67.4
Probable	12.6	12.4	0.4	15.2	28.0	24.7
Total Proved Plus Probable	51.2	41.1	2.0	68.0	105.5	92.1

Notes:

(1) "Gross" reserves means the total working interest share of Harvest's remaining recoverable reserves before deductions of royalties payable to others.

(2) "Net" reserves means Harvest's gross reserves less all royalties payable to others.

(3) Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(4) Columns may not add due to rounding.

(5) The reserves attributable to Harvest's Hay River property, which is an area that produces medium gravity crude oil (average 24° API), are subject to a heavy oil royalty regime in British Columbia and would be required, under NI 51-101, to be classified as heavy oil for that reason. We have presented Hay River reserves as medium gravity crude in the following reserve tables as they would otherwise be classified in this fashion were it not for the lower rate royalty regime applied in British Columbia. If the Hay River reserves were included in the heavy crude oil category, it would increase the gross heavy oil reserves and reduce the light/medium oil reserves by the following amounts: PDP: 11.4 MMboe, Proved Undeveloped: 3.4 MMboe, Total Proved: 14.9 MMboe, Probable: 3.9 MMboe and P+P: 18.7 MMboe, and would increase the net heavy oil reserves and reduce the light/medium oil reserves by the following amounts: PDP: 10.1 MMboe, Proved Undeveloped: 2.8 MMboe, Total Proved: 12.9 MMboe, Probable: 3.2 MMboe, and P+P: 16.1 MMboe.

HARVEST ENERGY TRUST
PRESS RELEASE	Page 3 of 6	Feb 27, 2006

Harvest 2005 Reconciliation Table
	TOTAL BARREL OF OIL EQUIVALENT (BOE)
		Gross Proved Plus
	Gross Proved	Probable
FACTORS	(MMboe)	(MMboe)
December 31, 2004	75.0	102.5
Extensions/ Improved Recovery	4.2	8.2
Technical Revisions	3.2	-0.2
Discoveries	-	-
Acquisitions / Dispositions	15.9	19.3
Economic Factors	2.9	3.2
Production	-13.3	-13.3
December 31, 2005	87.7	119.7
Note:
(1) Columns may not add due to rounding.

Harvest Net Present Value of Reserves as at December 31, 2005

Harvest's crude oil, natural gas and natural gas liquids reserves were evaluated using McDaniel's product price forecasts effective January 1, 2006 prior to provision for income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that McDaniel's estimates of the discounted future net production revenue represent the fair market value of Harvest's reserves.

	0%	5%	10%	15%	20%
Reserves Category	($millions)	($millions)	($millions)	($millions)	($millions)
Proved
Developed Producing	1,764.6	1,449.7	1245.5	1,101.9	994.9
Developed Non-Producing	76.2	43.5	29.0	21.6	17.3
Undeveloped	142.2	117.2	95.9	78.4	64.2
Total Proved	1,983.0	1,610.4	1,370.3	1,202.0	1,076.4
Probable	826.0	537.4	389.0	301.0	243.3
Total Proved Plus Probable	2,809.0	2,147.8	1,759.3	1,502.9	1,319.8
Note:
(1) Columns may not add due to rounding.

McDaniel & Associates Consultants Ltd. January 1, 2006 Price Forecast

A summary of the McDaniel price forecast as at January 1, 2006 that was used in both the Harvest reserves evaluation and the Viking reserves evaluation is listed below. A complete listing of the price forecast is available on the McDaniel's website at the following link http://www.mcdan.com/forecasts.html.

		Edmonton	Alberta Bow			US/CAN
		Light Crude	River Hardisty	Alberta Heavy	Alberta AECO	Exchange
	WTI Crude Oil	Oil	Crude Oil	Crude Oil	Spot Price	Rate
Year	$US/BBL[1]	$C/BBL[2]	$C/BBL[3]	$C/BBL[4]	$C/GJ	$US/$CAN
2006	57.50	66.60	45.70	35.50	10.05	0.850
2007	55.40	64.20	45.30	36.10	9.05	0.850
2008	52.50	60.70	44.00	36.00	8.05	0.850
2009	49.50	57.20	42.60	35.30	7.00	0.850
2010	46.90	54.10	40.30	33.40	6.55	0.850

2011	48.10	55.50	41.30	34.20	6.75	0.850
2012	49.30	56.80	42.30	35.10	6.90	0.850
2013	50.50	58.20	43.40	35.90	7.05	0.850
2014	51.80	59.70	44.50	36.90	7.25	0.850
2015	53.10	61.20	45.60	37.80	7.45	0.850

2016	54.40	62.70	46.70	38.70	7.60	0.850
2017	55.80	64.30	47.90	39.70	7.80	0.850
2018	57.20	65.90	49.10	40.70	8.00	0.850
2019	58.60	67.60	50.30	41.70	8.20	0.850
2020	60.10	69.30	51.60	42.80	8.40	0.850

Thereafter	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	0.850
Notes:
[1] West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur [2]Edmonton Light Sweet 40 degrees API, 0.3% sulphur [3]Bow River at Hardisty Alberta (Heavy stream)
[4]Heavy crude oil 12 degrees API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality)

HARVEST ENERGY TRUST
PRESS RELEASE	Page 4 of 6	Feb 27, 2006

HARVEST PROFORMA RESERVES INFORMATION

The following table is an aggregate roll-up of the Harvest reserves and Viking reserves. The Harvest and Viking reserves were evaluated by the independent reserve evaluators McDaniel & Associates Consultants Ltd., GLJ Petroleum Consultants Ltd., and Sproule Associates Limited in accordance with National Instrument ("NI") 51-101 for the year ended December 31, 2005. The full reserve disclosure tables, as required under NI 51-101, will be contained in Harvest's 2005 Renewal Annual Information Form, to be filed on SEDAR on or before March 31, 2006.

Harvest Proforma Reserves Summary as at December 31, 2005

Gross(1)
	Light & Medium	Heavy Crude	Natural Gas	Associated & Non-	Total Oil
	Crude Oil	Oil	Liquids	Associated Gas	Equivalent(3)
Reserves Category	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMboe)
Proved
Developed Producing	62.7	32.3	5.1	189.5	131.7
Developed Non-Producing	1.2	1.8	0.3	27.3	7.9
Undeveloped	6.0	4.6	0.2	8.0	12.1
Total Proved	69.8	38.7	5.7	224.8	151.6
Probable	23.1	18.0	1.7	70.7	54.6
Total Proved Plus Probable	92.9	56.6	7.3	295.5	206.3

Net(2)
	Light & Medium	Heavy Crude	Natural Gas	Associated & Non-	Total Oil
	Crude Oil	Oil	Liquids	Associated Gas	Equivalent(3)
Reserves Category	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMboe)
Proved
Developed Producing	56.1	29.2	3.9	156.5	115.3
Developed Non-Producing	1.0	1.5	0.3	22.5	6.6
Undeveloped	5.0	3.9	0.2	6.4	10.0
Total Proved	62.1	34.5	4.3	185.4	131.9
Probable	20.2	15.9	1.3	58.5	47.1
Total Proved Plus Probable	82.3	50.4	5.6	243.8	179.1

Notes:

(1) "Gross" reserves means the total working interest share of Harvest's remaining recoverable reserves before deductions of royalties payable to others.

(2) "Net" reserves means Harvest's gross reserves less all royalties payable to others.

(3) Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(4) Columns may not add due to rounding.

(5) The reserves attributable to Harvest's Hay River property, which is an area that produces medium gravity crude oil (average 24° API), are subject to a heavy oil royalty regime in British Columbia and would be required, under NI 51-101, to be classified as heavy oil for that reason. We have presented Hay River reserves as medium gravity crude in the following reserve tables as they would otherwise be classified in this fashion were it not for the lower rate royalty regime applied in British Columbia. If the Hay River reserves were included in the heavy crude oil category, it would increase the gross heavy oil reserves and reduce the light/medium oil reserves by the following amounts: PDP: 11.4 MMboe, Proved Undeveloped: 3.4 MMboe, Total Proved: 14.9 MMboe, Probable: 3.9 MMboe and P+P: 18.7 MMboe, and would increase the net heavy oil reserves and reduce the light/medium oil reserves by the following amounts: PDP: 10.1 MMboe, Proved Undeveloped: 2.8 MMboe, Total Proved: 12.9 MMboe, Probable: 3.2 MMboe, and P+P: 16.1 MMboe.

HARVEST ENERGY TRUST
PRESS RELEASE	Page 5 of 6	Feb 27, 2006

Harvest Proforma Net Present Value of Reserves as at December 31, 2005

Harvest's proforma crude oil, natural gas and natural gas liquids reserves were evaluated using McDaniel's product price forecasts effective January 1, 2006 prior to provision for income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that McDaniel's estimates of the discounted future net production revenue represent the fair market value of Harvest's proforma reserves.

	0%	5%	10%	15%	20%
Reserves Category	($millions)	($millions)	($millions)	($millions)	($millions)
Proved
Developed Producing	3,139.4	2,522.6	2,148.7	1,893.0	1,705.0
Developed Non-Producing	233.8	167.3	131.9	110.1	95.2
Undeveloped	221.3	177.5	143.2	116.5	95.4
Total Proved	3,594.5	2,867.4	2,423.7	2,119.6	1,895.7
Probable	1,422.3	905.0	648.8	500.2	404.2
Total Proved Plus Probable	5,016.8	3,772.4	3,072.5	2619.8	2,299.9
Note:
(1) Columns may not add due to rounding.

Oil equivalent amounts referenced in this release have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOURTH QUARTER AND YEAR END RESULTS RELEASE

Harvest anticipates releasing its fourth quarter and full year 2005 financial and operating results on March 9th, 2006, with a conference call and Webcast scheduled for March 10th, 2006 at 9am MT (11am ET). Callers may dial 1-866-902-2211 (international callers or Toronto local dial 416-695-5259) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-888-509-0081 (international callers or Toronto local dial 416-695-5275). No passcode is required.

Webcast listeners are invited to go to the Investor Relations - Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is one of Canada's largest conventional oil and natural gas trusts, actively managed to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Distributions to unitholders are based on cash flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

HARVEST ENERGY TRUST
PRESS RELEASE	Page 6 of 6	Feb 27, 2006

Investor & Media Contacts:

John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca